PACIFIC BOOKER MINERALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
For the three months ended July 31, 2005

Dated September 27, 2005

The selected financial information set out below and certain comments which follow are based on and derived from the unaudited financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker") for the three and six months ended July 31, 2005 and from the audited financial statements of Pacific Booker for the year ended January 31, 2005 and should be read in conjunction with them. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company actively exploring a copper / gold project in British Columbia. The Morrison / Hearne Hill property is situated within the Babine Lake Porphyry Copper Belt north-east of Smithers, BC. The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol BKM.

Overall Performance

Pacific Booker Minerals Inc. is continuing to advance the development of the Morrison property. The increase in precious metal prices and the declining reserves in copper and other metals have increased the appeal of resource stocks, and increased the ability of the Company to obtain financing to provide working capital for the on-going work programs.

The Company is continuing work to complete a full Feasibility Study. Work is presently underway to complete the metallurgical test-work, environmental base line studies, and tailings characterization to determine recoveries.

The metallurgical test-work data will be reviewed to establish a metallurgical database. This database will be used to establish design criteria in conjunction with other disciplines to determine mining and resource estimates. The design criteria will be used to develop preliminary capital and operating cost estimates at a range of tonnages mined to enable optimization of the proposed operation. Plant capital and operating costs are critical components in establishing a mine cut-off grade and optimized mill throughput and mining plan. Following the review of the optimization studies, design activities for the mill and concentrator plants will proceed. The final metallurgical test-work report is anticipated to be completed by Process Research Associates Ltd. in October 2005.

The environmental base line studies were initiated to gather data for engineering and geology (hydrology, Acid Rock Drainage (ARD)) and First Nations (Fisheries, wildlife). Study requirements have included discussions with the regulatory agencies involved with the environmental process. Preparation of the Terms of Reference for an Application for an Environmental Assessment Certificate is underway.

The acid rock drainage (ARD) program commenced in early June 2005 when the company installed four leach pads at the Company’s field camp using old core from the 1998 to 2002 drill programs. Three of the leach pads contain three major waste rock types, while the fourth represents waste rock with all types mixed (“run-of-mine waste rock”). Rain water run-off from the leach pads will be analyzed regularly for acid rock drainage and metal leaching studies. Fourteen samples for humidity cells were selected from low grade intervals in two of the metallurgical drill holes (MET-02 and MET-04) and were analyzed at ALS Chemex laboratory. Material from these samples will be composited (left to break down) in two humidity cells. The purpose of the humidity cells and leach pads is to determine the long term effects of the environment on the waste rock materials in regards to future potential environmental impact, and can be used to prepare methods to deal with any potential impact. Additional material for humidity cells will be obtained from pit geotechnical drilling planned for October.

PACIFIC BOOKER MINERALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
For the three months ended July 31, 2005
page 2 of 7 pages

On June 24th, the annual general meeting was held at the Company’s office in Vancouver. A majority of shareholders elected the following persons as Directors of the Company:

William Deeks

Chairman of the Board

Gregory R. Anderson

President & C.E.O

Michael F.K. Mews

Executive Director & C.F.O

John Plourde

Executive Director, Investor Relations

Erik Tornquist

Executive Director, Site Manager

Mark Gulbrandson

Executive Director

William F. Webster

       Executive Director

The current directors have been actively discovering their roles in the structure and organization of the Company. As part of the restructuring of the Company, expenditures were required expenses to replace office furniture that was owned by a former director. It is intended that the computer equipment will be upgraded during the next quarter. The directors will continue to update our shareholders as to their intentions and results in the following quarters management discussions. New management is still reviewing contracts and accounts and until such review is completed, the new directors are relying on certain representations made by former management and directors no longer associated with the Company.

Results of Operations

For the quarter ended July 31, 2005, the Company incurred a net loss of $262,136 as compared to a net loss of $98,704 for the same period in 2004. The majority of the loss is the recording of the stock-based compensation expense in the amount of $94,094 and the offsetting contributed surplus in equity. This calculation creates a cost of granting options to the employees and directors. The cost is added to our administration expenses according to the schedule by which the options can be exercised (12.5% (of total expense value for the shares granted) every 3 months) with the corresponding increase in the Company’s equity. Due to this item on our statement of operations, the loss incurred by the Company for the current period was approximately 2.7 times that of the same period during the same period in the previous year. If the stock-based compensation expense amount was removed from the operating loss, the loss would show as $297,000, an increase of approximately 56% over the previous fiscal year. Part of the increase in expenses was due to the increase in consulting fees of $31,153 (approximately 163% increase over the same period in the previous year).

Also, at the same quarter end in the previous year, the Company had gained on the exchange of US dollars held, which reduced the loss for that period by $39,821. When this gain and loss on exchange is eliminated from the loss for the periods, the loss before other items would have been $229,990 for last year as compared to $283,231 for the current year, an increase of approximately 23% in the current period.

During the quarter under review, the Company incurred $238,097 in exploration & development expenditures on the Morrison / Hearne Hill property compared to $349,391 exploration & development expenditures in the same quarter of 2004. Please see Note 5 in the interim financial statements for expenditures by item and area. Information on the field activities during the quarter can be found under the heading “Overall Performance”.

During the second quarter of 2005, the Company did not complete or announce any private placements. During the same period in 2004, the Company completed a private placement for a total of 115,000 common shares issued for total proceeds of $460,000. No other shares were issued, or options granted during either period.

PACIFIC BOOKER MINERALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
For the three months ended July 31, 2005

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles. The figures reported are all in Canadian dollars. US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded. Any gains or losses from the exchange of currencies is reported on the Statement of Operations for the company in the current period.

The following table shows the total revenue (interest income), the loss from our financial statements (cost of Administration expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters. The second table following shows the same items on an accumulating basis per fiscal year.

for the three months ended	Total Revenue	(Income)Loss before other items	Net (Income)Loss
			Total	Per Share
October 31, 2003	$ 176	$ 32,146	$ 31,970	$ 0.01
January 31, 2004	$ 1,118	$ 151,275	$ 160,892	$ 0.03
April 30, 2004	$ 327	$ 91,792	$ 91,465	$ 0.02
July 31, 2004	$ 4,035	$ 102,739	$ 98,704	$ 0.02
October 31, 2004	$ 75	$ 96,161	$ 96,086	$ 0.02
January 31, 2005	$ 1,530	$ 368,034	$ 616,504	$ 0.11
April 30, 2005	$ 2,098	$ 237,513	$ 235,415	$ 0.04
July 31, 2005	$ 1,895	$ 264,031	$ 262,136	$ 0.04

For the period ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
for the nine month period ended October 31, 2003	$ 1,001	$ 167,350	$ 166,349	$ 0.03
for the year ended January 31, 2004	$ 2,119	$ 318,625	$ 327,241	$ 0.06
for the three month period ended April 30, 2004	$ 327	$ 91,792	$ 91,465	$ 0.02
for the six month period ended July 31, 2004	$ 4,362	$ 194,531	$ 190,169	$ 0.03
for the nine month period ended October 31, 2004	$ 4,437	$ 290,692	$ 286,255	$ 0.05
for the year ended January 31, 2005	$ 5,967	$ 658,726	$ 902,759	$ 0.16
for the three month period ended April 30, 2005	$ 2,098	$ 237,513	$ 235,415	$ 0.04
for the six month period ended July 31, 2005	$ 3,993	$ 501,544	$ 497,551	$ 0.08

Liquidity

The Company currently does not have a producing mineral property. The Company’s only source of funds has been from sale of common shares and revenue from the deposit of funds raised, and the reclamation bond interest. The exploration and development of deposits involve significant risks including commodity prices, project financing, permits and licences from various agencies in the Province of British Columbia and local political and economic developments.

At the end of the most recently completed quarter, the Company reported a net loss of $497,551 ($0.08 per share) compared to a net loss of $190,169 ($0.03 per share) for the same period ended July 31, 2004. The Company has continued to operate the administration of the company at a consistent cost to the shareholders.

PACIFIC BOOKER MINERALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
For the three months ended July 31, 2005

The Company has a long term debt for the Morrison purchase allowing for the additional cash disbursements required by our agreement. The next required payment is on or before October 19, 2005. Cash held at the end of the period was sufficient to meet our current payables, not including the required payment above, and additional funding is in progress to ensure the Company’s continued operations and meeting of its obligations.

Pacific Booker has a lease for the rental premise in which the Company head office operates. It is a standard rental lease which expires in April 2006. Details on the financial obligations are detailed in our annual financial statements (Note 13). The lease for equipment has been paid in full.

Forward Looking Statements

This discussion may include forward-looking statements respecting the Company’s strategies. By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such statements as a result of the impact of issues, risks and uncertainties, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any intention or obligation to update or revise these forward-looking statements.

Related Party Transactions

Payments were made or incurred to company (current and former) directors for services provided in the course of normal business operations. Specifically, to C. Sampson, P.Eng, former President for consulting engineer’s services related to the property and for management activities; to J.P. Stevenson, former CEO for aboriginal, community and government relations consulting and field work on the properties; to E. Tornquist for project management services; to M. Mews for administrative and financial management services; and to J. Plourde and G. Anderson, for on-going shareholder relations and financing. Fees for these services amounted to $107,009 in the first two quarters of 2005 compared to $107,600 for the corresponding period in the previous fiscal year.

Also, payments were made to an accounting firm in which P.E. Munton, former CFO, is a partner for professional services in relation to the reporting requirements of the Company. Fees for these services amounted to $3,800 for the current year as compared to $9,800 for the same period in the previous year.

Outlook for 2005

The field work priority for this upcoming quarter is the geotechnical drill program at the waste disposal site and proposed mill site to determine plant design criteria. This work will include drilling 12 short drill holes and 35 test pits. Eight of the drill holes are designed to test the foundations of the waste retaining dam; two are designed to test the foundations for the plant site and the remaining two as wells to monitor the ground water. Standard Penetrometer Testing (SPT) is planned for overburden intervals and Packer Testing for rock foundations. Soil samples for laboratory geotechnical tests will also be collected from the SPT process. All drill holes are vertical except for one which will be an inclined hole. In the inclined hole, the drill core will be oriented, a procedure in which original directions and angles of the core are restored to the angles in which it was oriented in the ground. Total length of these holes is estimated to be 670m.

PACIFIC BOOKER MINERALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
For the three months ended July 31, 2005

All of the drill holes will penetrate between 30 and 50 metres into the bedrock to provide proof that there is no significant ore at the proposed waste disposal site. Since the eight drill holes planned for the waste disposal site cover only a limited area, additional drilling and a geochemical and/or geophysical survey will be necessary to complete the condemnation (confirming the lack of ore) in the waste disposal site. The primary purpose of the test pits, depending on their location, will be to test waste dam, plant site or waste conveyor foundation and slope stability. Another purpose of the test pits is to determine locations of potential construction material – till, sand or gravel. The test pits will be photographed, logged and soil samples will be collected, with a limited selection of these samples to undergo laboratory analysis to determine their suitability as construction materials.

Environmental base line studies related to the geophysical environment, aquatic environment and surface hydrology, and terrestrial environment and wildlife will continue.

Subsequent Event

The Company has not announced any private placements, has granted no options, or issued any shares since the end of the quarter.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles. The figures reported are all in Canadian dollars.

The following table shows the total revenue (interest income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
				Total	Per Share
January 31, 2003	$ 12,865,195	$ 588	$ 2,930	$ 302,320	$ 0.06
January 31, 2004	$ 13,649,952	$ -	$ 2,119	$ 327,241	$ 0.06
January 31, 2005	$ 18,945,079	$ 1,500,000	$ 5,967	$ 902,759	$ 0.16

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Noranda Inc. for 250,000 shares to be issued on commencement of commercial production on the Morrison property. The details on this transaction are disclosed in our annual financial statements (Note 3) and in our July 31, 2005 quarterly financial statements (Note 4).

Proposed Transactions

The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies

The Company has detailed it’s significant accounting policies in Note 2 and in Note 16 (re: US versus Canadian GAAP) of the annual financial statements.

PACIFIC BOOKER MINERALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
For the three months ended July 31, 2005

Additional Disclosure for Venture Issuers

Mineral Property Interests

The following tables shows the acquisition payments by claim for each of the last eight quarters.

	Hearne Hill	Morrison	Copper	CUB	Bingo	Total
as at July 31, 2003	$ 846,000	$ 140,000	$ 130,000	$ 120,000	$ 10,000	$ 1,246,000
to October 31, 2003	-	-	-	-	-	-
to January 31, 2004	100,000				(10,000)	90,000
as at January 31, 2004	946,000	140,000	130,000	120,000	-	1,336,000
to April 30, 2004	-	-	-	-	-	-
to July 31, 2004	-	4,512,500	-	-	-	4,512,500
to October 31, 2004	-	-	-	-	-	-
to January 31, 2005	100,000	-	(130,000)	(120,000)	-	(150,000)
as at January 31, 2005	1,046,000	4,652,500	-	-	-	5,698,500
to April 30, 2005	-	180,000	-	-	-	180,000
to July 31, 2005	-	-	-	-	-	-
As at July 31, 2005	1,046,000	4,832,500	-	-	-	5,878,500

Deferred Exploration & Development expenditures

The table following shows the exploration expenditures for each of the last eight quarters on a per claim basis.

	Hearne Hill	Morrison	Bingo	Grants/Tax Credits	Total
as at July 31, 2003	$ 6,666,553	$ 5,269,764	$ 735	$ (746,660)	$ 11,190,392
to October 31, 2003	8,499	421,623	-	-	430,122
to January 31, 2004	226	69,730	(735)	(100,000)	(30,779)
as at January 31, 2004	6,675,278	5,761,117	-	(846,660)	11,589,735
to April 30, 2004	92	122,216	-	-	122,308
to July 31, 2004	10,450	344,027	-	(5,086)	349,391
to October 31, 2004	12,031	190,589	-	-	202,620
to January 31, 2005	5,370	104,404	-	-	109,774
as at January 31, 2005	6,703,221	6,522,353	-	(851,746)	12,373,828
to April 30, 2005	64	368,103	-	-	368,167
to July 31, 2005	65	238,032	-	-	238,097
As at July 31, 2005	6,703,350	7,128,488	-	(851,746)	12,980,092

PACIFIC BOOKER MINERALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
For the three months ended July 31, 2005

Equity

The table following shows the change in capital stock, share subscriptions held (or applied to stock purchase), and net general and administration expenses for each three month period and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Subscriptions Held	Contributed Surplus	Operating (Income)Loss	Deficit-ending	Total Equity
as at July 31, 2003	$ 16,856,929	$ -	$ -	$ 134,379	$ 3,759,295	$ 13,097,634
to October 31, 2003	10,000	100,000	-	31,970	3,791,265	13,175,664
to January 31, 2004	-	175,400	-	160,892	3,952,157	13,190,172
as at January 31, 2004	16,866,929	275,400	-	327,241
to April 30, 2004	1,285,000	24,600	-	91,465	4,043,622	14,408,307
to July 31, 2004	1,472,500	(300,000)	-	98,704	4,142,326	15,482,103
to October 31, 2004	330,000	-	-	96,086	4,238,412	15,716,017
to January 31, 2005	319,675	574,775	212,914	616,504	4,854,916	16,206,877
as at January 31, 2005	20,274,104	574,775	212,914	902,759
to April 30, 2005	1,126,200	(524,975)	106,457	235,415	5,090,331	16,679,144
to July 31, 2005	-	341,000	94,094	262,136	5,352,467	16,852,102
As at July 31, 2005	21,400,304	390,800	413,465	497,551